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                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-1
                                (AMENDMENT NO. 7)
                             TENDER OFFER STATEMENT
       PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND
                                  SCHEDULE 13D
                                (AMENDMENT NO. 7)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                ________________
                      BUTTREY FOOD AND DRUG STORES COMPANY
                           (NAME OF SUBJECT COMPANY)

                           LOCOMOTIVE ACQUISITION CORP.
                                ALBERTSON'S, INC.
                                   (BIDDERS)
                                ________________

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)
                                ________________

                                    124234105
                    (CUSIP NUMBER OF CLASS OF SECURITIES)
                                ________________

                              THOMAS R. SALDIN, ESQ.
                                ALBERTSON'S, INC.
                            250 PARKCENTER BOULEVARD
                                   P.O. BOX 20
                               BOISE, IDAHO 83726
                            TELEPHONE: (208) 395-6200
                            FACSIMILE: (208) 395-6225
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
             RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                     COPY TO:
                             THEODORE J. KOZLOFF, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                       FOUR EMBARCADERO CENTER, SUITE 3800
                         SAN FRANCISCO, CALIFORNIA 94111
                            TELEPHONE: (415) 984-6400
                            FACSIMILE: (415) 984-2698

                               SEPTEMBER 23, 1998
         (DATE OF EVENT WHICH REQUIRES FILING OF STATEMENT ON SCHEDULE 13D)


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                            CALCULATION OF FILING FEE
                       TRANSACTION VALUATION* $141,424,821
                          AMOUNT OF FILING FEE $28,285

 __________
 * Estimated for purposes of calculating the amount of the filing fee only. This amount assumes the purchase of 9,124,182 shares of common stock, $.01 par value (the "Shares"), of Buttrey Food and Drug Stores Company at a price of $15.50 per Share in cash. Such number of Shares represents the 8,644,631 Shares outstanding as of January 23, 1998 and assumes the issuance prior to the consummation of the Offer of 479,551 Shares upon the exercise of outstanding options and warrants. The amount of the filing fee calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

 [X]  Check box if any part of the fee is offset as provided by Rule 0-11
      (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

 Amount Previously Paid: $28,285
 Form or Registration No.: Schedule 14D-1 and Schedule 13D
 Filing Party: Locomotive Acquisition Corp. and Albertson's, Inc.
 Date Filed: January 26, 1998



      This Amendment No. 7 to the Tender Offer Statement on Schedule 14D-1 and Amendment No. 7 to Schedule 13D amends and supplements the Tender Offer Statement on Schedule 14D-1 and Schedule 13D originally filed on January 26, 1998 (the "Schedule 14D-1") by Albertson's, Inc., a Delaware corporation ("Parent"), and Locomotive Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent ("Purchaser"), with respect to Purchaser's offer to purchase all of the outstanding shares of common stock, par value $.01 per share (the "Shares"), of Buttrey Food and Drug Stores Company, a Delaware corporation (the "Company"), at $15.50 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 26, 1998 (the "Offer to Purchase"), and the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the "Offer"), which were filed as Exhibits (a)(1) and (a)(2), respectively, to the Schedule 14D-1. Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given to such terms in the
 Schedule 14D-1.


 ITEM 10.  ADDITIONAL INFORMATION.

      Item 10(f) is hereby amended and supplemented by incorporating by reference therein the press release issued by Parent on September 23, 1998, a copy of which is filed as Exhibit (a)(15) to the Schedule 14D-1.


 ITEM 11.  MATERIALS TO BE FILED AS EXHIBITS.

      Item 11 is hereby amended to add the following:

      (a)(15)   Press Release of Parent dated September 23, 1998.


                                 SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 Date: September 24, 1998


                                      LOCOMOTIVE ACQUISITION CORP.


                                      By:   /s/ Thomas R. Saldin
                                         ----------------------------------
                                      Name: Thomas R. Saldin
                                      Title: Vice President


                                      ALBERTSON'S, INC.


                                      By:  /s/ Thomas R. Saldin
                                         ----------------------------------
                                      Name: Thomas R. Saldin
                                      Title:  Executive Vice President,
                                              Administration and General
                                              Counsel



                                INDEX TO EXHIBITS



 Exhibit
 Number       Exhibit

 (a)(15)     Press Release of Parent dated September 23, 1998.